1 March, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander UK plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on 1 March, 2017. The disclosure can be found under the heading “Other Information for US Investors” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Santander UK plc

By:	/s/ Nathan Bostock
Name: Nathan Bostock
Title: Chief Executive Officer

Santander UK plc. Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom. Registered Number 2294747. Registered in England. www.santander.co.uk Telephone 0870 607 6000. Calls may be recorded or monitored. Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority. Our Financial Services Register number is 106054. Santander UK plc is also licensed by the Financial Services Commission of the Isle of Man for its branch in the Isle of Man. Deposits held with the Isle of Man branch are covered by the Isle of Man Depositors’ Compensation Scheme as set out in the Isle of Man Depositors’ Compensation Scheme Regulations 2010. In the Isle of Man, Santander UK plc’s principal place of business is at 19/21 Prospect Hill, Douglas, Isle of Man, IM1 1ET. Santander and the flame logo are registered trademarks.